08031149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGEND EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 EAST PARK DRIVE, SUITE 300
(No. and Street)

PALM BEACH GARDENS, (City) FLORIDA (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

SUITE 1000, 1000 WALNUT ST., (Address) KANSAS CITY, (City) MISSOURI (State) 64106-2162 (Zip Code)

PROCESSED
APR 29 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KENNETH J. WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND EQUITIES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Sharon L. Gorman
Commission # DD417138
Expires: MAY 28, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LEGEND EQUITIES CORPORATION

Financial Statements, Supplemental Schedules,
and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheet of Legend Equities Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2007, and the related statements of income, owner's equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 28, 2008

LEGEND EQUITIES CORPORATION

Balance Sheet

December 31, 2007

Assets

Assets:		
Current assets:		
Cash and cash equivalents	$	2,471,367
Accounts receivable		3,244,390
Prepaid expenses and other current assets		280,875
Deferred income taxes		91,168
Total current assets		6,087,800
Pension benefit		196,063
Deposits		52,388
Total assets	$	6,336,251

Liabilities and Owner's Equity

Liabilities:		
Current liabilities:		
Commissions payable	$	2,317,857
Accounts payable and accrued expenses		241,375
Income taxes payable		7,131
Payable to affiliate		18,875
Other liabilities		14,496
Total liabilities		2,599,734
Contingencies		
Owner's equity:		
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—
Accumulated other comprehensive income		4,132
Additional paid-in capital		1,046,733
Retained earnings		2,685,652
Total owner's equity		3,736,517
Total liabilities and owner's equity	$	6,336,251

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Income

Year ended December 31, 2007

Revenues:		
Distribution fees	$	33,342,790
Marketing and other fees		1,958,389
Total revenues		35,301,179
Expenses:		
Commission expense		26,507,434
Selling expense		713,319
General and administrative		7,242,601
Total expenses		34,463,354
Operating income		837,825
Investment and other		2,436
Income before provision for income taxes		840,261
Provision for income taxes		324,603
Net income	$	515,658

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Owner's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total owner's equity
Balance at December 31, 2006	$	—	—	—	2,169,994	2,169,994
Net income		—	—	—	515,658	515,658
Contribution from Parent		—	1,000,000	—	—	1,000,000
Excess tax benefits from share-based payment arrangements		—	46,733	—	—	46,733
Pension benefits		—	—	4,132	—	4,132
Balance at December 31, 2007	$	—	1,046,733	4,132	2,685,652	3,736,517

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Comprehensive Income

Year ended December 31, 2007

Net income	$	515,658
Other comprehensive income:		
Pension benefits, net of income taxes of $2,639		4,132
Comprehensive income	$	519,790

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	515,658
Adjustments to reconcile net income to net cash used in operating activities:		
Excess tax benefits from share-based payment arrangements		(46,733)
Changes in assets and liabilities:		
Accounts receivable		(450,675)
Prepaid expenses and other current assets		(69,948)
Deferred income taxes		(54,480)
Income tax receivable		143,523
Deposits		(5,139)
Commissions payable		195,715
Accounts payable and accrued expenses		(106,689)
Income taxes payable		(29,017)
Payable to affiliate		(1,113,217)
Other liabilities		14,496
Net cash used in operating activities		(1,006,506)
Cash flows from financing activities:		
Contribution from Parent		1,000,000
Excess tax benefits from share-based payment arrangements		46,733
Net cash provided by financing activities		1,046,733
Net increase in cash and cash equivalents		40,227
Cash and cash equivalents at beginning of year		2,431,140
Cash and cash equivalents at end of year	$	2,471,367
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	263,071

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a wholly owned subsidiary of Legend Group Holdings, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company is also a licensed insurance agency. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial Inc. (WDR), a publicly traded company.

The Company sells mutual funds, variable insurance products, stocks, and insurance products. The Company enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of commissions earned on new sales of mutual fund products and distribution (Rule 12b-1) fees on existing eligible assets. Other sources of revenue include fees for marketing, meeting support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

(c) Revenue Recognition

Distribution (Rule 12b-1) fees and related expense (and the related receivables and payables) resulting from securities transactions are recorded in the period the revenue is earned. Marketing, meeting support, and networking fees are also recorded in the period they are earned.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by WDR. The Company is also included in combined state tax returns filed by WDR. The Company's provision for income taxes has been recorded on the same basis as if separate returns had been filed. Separate company state income tax returns are also filed in jurisdictions in which the Company operates.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,136,455, which was $1,963,140 in excess of its required net capital of $173,315. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.00 at December 31, 2007. The difference between net capital and owner's equity is nonallowable assets, which are excluded from net capital.

(3) Owner's Equity

The Parent made a cash capital contribution of $1,000,000 in 2007.

(4) Transactions with Related Parties

Advisory Services Corporation (ASC), an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The Company then reimburses ASC for expenses paid on the Company's behalf. At December 31, 2007, the Company owed ASC $18,875 for expenses incurred. Costs are also incurred by several entities in the WDR affiliated group that benefit the Company. These costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resource, IT support, and other shared costs. The Company paid an administrative fee allocation to WDR of $765,146 in 2007. The Company received commission and distribution (Rule 12b-1) fee revenue from WDR of $3,448,338 in 2007.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2007 consists of the following:

Current income tax expense:		
Federal	$	332,889
State and local		39,480
		372,369
Deferred taxes		(47,766)
Provision for income taxes expense	$	324,603

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income tax expense and nondeductible meals and entertainment expenses.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2007 is as follows:

Deferred tax assets:		
Nonvested stock	$	106,837
Accrued expenses		65,538
Federal benefit on unrecognized state liabilities		5,010
Other		725
Total gross deferred assets		178,110
Deferred tax liabilities:		
Benefit plans		19,706
Prepaid expenses		64,597
Unrealized pension benefit		2,639
Total gross deferred liabilities		86,942
Net deferred tax assets	$	91,168

A valuation allowance for deferred tax assets was not necessary at December 31, 2007.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48) to clarify certain aspects of accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax provision is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 on January 1, 2007.

As of January 1, 2007, the Company had unrecognized tax benefits, including penalties and interest, of $18,482 ($12,137 net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of December 31, 2007, the Company had unrecognized tax benefits, including penalties and interest, of $14,485 ($9,475 net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes payable. The Company had no cumulative effect of adopting FIN 48, and therefore, no adjustment was recorded to retained earnings upon such adoption.

(Continued)

The following table summarizes the Company's reconciliation of unrecognized tax benefits from January 1, 2007 through December 31, 2007:

Balance at January 1, 2007	$	13,389
Increases during the year:		
Gross increases – tax positions in prior period		(10,713)
Gross increases – current-period tax positions		11,813
Decreases during the year:		
Decreases due to settlements with taxing authorities		108
Decreases due to lapse of statute of limitations		(458)
Balance at December 31, 2007	$	14,139

The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes. As of January 1, 2007, the total amount of accrued interest and penalties related to uncertain tax positions recognized in the balance sheet was $5,093 ($3,433 net of federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the statement of income for the period ended December 31, 2007 was ($3,156). The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2007 of $346 ($285 net of federal benefit) is included in the total unrecognized tax benefits described above.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company is included in audits in three state jurisdictions in which it participated in the filing of consolidated tax returns with WDR. It is reasonably possible that audit settlement will occur in these jurisdictions within the next 12-month period. It is estimated that the Company's FIN 48 liability could decrease by approximately $105 to $2,225 ($70 to $1,453 net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(6) Employee Savings Plan

The Company participates in WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's contributions to the WDR 401(k) plan for the year ended December 31, 2007 was $48,356.

(7) Pension Plan

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2007 were $105,520.

(Continued)

The total projected benefit obligation of the Plan is $94,892,963, of which $632,249 relates to the Company. The total pension benefits asset (representing pension plan assets in excess of the projected benefit obligation) recorded on the balance sheet of WDR at December 31, 2007 is $14,928,844, of which $196,063 relates to the Company.

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $558,845 for the year ended December 31, 2007. Future minimum rental commitments under noncancelable operating leases for the years ending December 31 are as follows:

2008	$	546,305
2009		500,674
2010		248,762
2011		119,508
2012		59,754
	$	1,475,003

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2007.

(9) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2007, four firms, one of which is an affiliate, were responsible for approximately 30%, 22%, 17%, and 16% of the Company's mutual fund sales.

Of the Company's total revenue, 25% is earned from transactions with Oppenheimer Funds, 13% is earned from transactions with American Funds, 10% is earned from transactions with Franklin Templeton Funds, and 10% is earned from transactions with Waddell & Reed Mutual Funds. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect in the Company's revenues.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2007

Computation of net capital:		
Total owner's equity from balance sheet	$	3,736,517
Deduct – total nonallowable assets		1,600,062
Net capital	$	2,136,455
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	2,599,734
Aggregate indebtedness	$	2,599,734
Computation of basic net capital requirement:		
Minimum net capital	$	173,315
Excess net capital		1,963,140
Ratio: Aggregate indebtedness to net capital		1.22
Nonallowable assets and other deductions:		
Receivables and other current assets	$	1,600,062

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker/dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Legend Equities Corporation (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2008

END